FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec
Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Canadian National Railway Company

Item
1.	2018 Annual Report Excerpt

2

Item 1

Together into our next century 2018 Annual Report Summary

For CN’s 100th anniversary, we invite you to discover, explore and celebrate the people, places and events that have made us who we are. Stopping in cities across North America, CN100 – A Moving Celebration will be a travelling collection of informative experiences. It will be a great way for CN’s extended family and friends to look back on the miles we’ve covered together and imagine what lies ahead. For the general public, it will be a warm reunion with a century-old neighbour, and a reminder of the ties that continue to bind us. Join us in celebrating 100 years on the move! cn.ca/cn100 Forward-looking statements Certain statements included in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors. Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

TOGETHER INTO OUR NEXT CENTURY

2018 HIGHLIGHTS

Solid top-line growth

▲ 10%

$14.3B

REVENUES

With approximately $1.3 billion of revenue growth in the final three quarters of the year, CN regained its position of strength, finishing with revenues up 10% over 2017.

Improved operating efficiency

▲ 5%

$5.5B

OPERATING INCOME

Operating income up 5% over 2017. We are focused on operational productivity and services that resonate with customers.

Strong earnings

▼ 19%

$5.87

DILUTED EPS

▲ 10%

$5.50

ADJUSTED DILUTED EPS[1]

While diluted earnings per share decreased 19% compared to 2017, adjusted diluted EPS[1] increased 10%. Included in diluted EPS in 2017 was a deferred income tax recovery of $2.33 per diluted share, resulting from the enactment of a lower U.S. federal corporate income tax rate.

1. For an explanation of this non-GAAP measure, see the section entitled Adjusted performance measures in the Management's Discussion and Analysis in CN's annual report available on CN's website, Fourth Quarter and Full-Year Results at **cn.ca/financial-results**. The complete annual report is available for download at **cn.ca/investors**.

1 CN 2018 ANNUAL REPORT

TOGETHER INTO OUR NEXT CENTURY

Building our infrastructure

In 2018, we undertook the largest number of capacity infrastructure projects in CN's history, putting into service seven yard expansions, 11 siding projects and almost 60 miles of double track to create more places where trains can meet. In 2019, we plan to continue our ambitious program by adding close to 80 miles of new double track as well as three new or extended sidings.




www.cn.ca
CargoCool
www.cn.ca
CargoCool

Growing our cold supply chain solutions

CN's CargoCool® service transports temperature-sensitive goods quickly and cost-competitively using the largest domestic fleet of refrigerated containers and advanced monitoring systems to maintain the highest levels of product integrity and food safety while in transit. In 2018, we added 100 new reefers to our fleet (over 700 in total) to handle growth opportunities and develop new markets.

CN's Grain Plan helps the Canadian supply chain

CN's Grain Plan is the product of extensive consultation with key stakeholders in Canada and reflects the valuable feedback they have provided. Commercial contracts with reciprocal incentives are in place for over 90% of our fleet. Four new export terminals and over 80% of new grain elevators are being built on our network. At the end of 2018, CN's grain movements were on a record-setting pace and almost 10% higher than the prior three-year average.

Developing an innovative transport option for bitumen

We have made good headway with our environmentally secure process of transporting bitumen as a solid pellet that floats and does not explode, leak or dissolve. CN signed an agreement with Wapahki Energy Ltd., a company owned by the Heart Lake First Nation, to build a $50-million production plant capable of turning up to 10,000 barrels of bitumen per day into CanaPux™.

2 CN 2018 ANNUAL REPORT

Prince Rupert: fastest growing container terminal

In 2018, our intermodal supply chain partners, the Port of Prince Rupert and DP World, celebrated a historic milestone, handling over one million containers for the first time in a calendar year. This remarkable performance was due to new marine carrier services, a new containerized bulk cargo facility, added capacity at Fairview Terminal, and CN's unmatched market access and fast delivery solutions.



Expanding our fleet

CN has ordered 260 GE Tier 4 locomotives. We received 65 new locomotives in 2018 and will be taking delivery of 140 more in 2019, with the balance to be delivered in 2020. We are also acquiring 1,300 lumber cars and 1,000 boxcars to rejuvenate the fleet serving our forest products and metals customers. Additionally, we are acquiring 1,000 new high-capacity hopper cars over the next two years to replace aging equipment and meet the growing needs of our grain customers.

Growing energy shipments in Western Canada

Canadian crude exporters are taking advantage of CN's superior network to compensate for pipeline capacity constraints. And, frac sand producers in Wisconsin are taking advantage of CN's efficient single-line service to reach new frac sand unit train-receiving terminals in Alberta and British Columbia. A new propane terminal in Prince Rupert, expected to open in April 2019, will also be directly served by CN trains from the Alberta heartland.

Investing in safety technology

We are investing in inspection technology for our trains and tracks. Our new Automated Inspection Portals (AIPs) feature ultra-high-definition panoramic cameras and infrared lighting that capture a 360° view of a train as it travels through the portal. These real-time inspections can then assist in identifying a railcar needing repair. The first four AIPs are currently commencing operation, with three more being installed on our system in 2019.

Growing through partnerships and acquisitions

Our strategic acquisition of Winnipeg-based TransX, one of Canada's oldest and largest transportation companies, will allow us to deepen our supply chain flexibility and strengthen our intermodal business.

3 CN 2018 ANNUAL REPORT

TOGETHER INTO OUR NEXT CENTURY

SHAREHOLDER AND INVESTOR INFORMATION

Annual information form
The annual information form may be obtained by writing to:

The Corporate Secretary
Canadian National Railway Company
935 de La Gauchetière Street West
Montreal, Quebec H3B 2M9

It is also available on CN's website.

Transfer agent and registrar
Computershare Trust Company of Canada

Offices in:
Montreal, Quebec
Toronto, Ontario
Calgary, Alberta
Vancouver, British Columbia

Telephone: 1-800-564-6253
investorcentre.com

Co-transfer agent and co-registrar
Computershare Trust Company N.A.
Att: Stock Transfer Department

Overnight Mail Delivery:
250 Royall Street, Canton, MA 02021

Regular Mail Delivery:
P.O. Box 43078,
Providence, RI 02940-3078

Telephone: 1-800-962-4284

Shareholder services
Shareholders having inquiries concerning their shares, wishing to obtain information about CN, or to receive dividends by direct deposit or in U.S. dollars may obtain detailed information by communicating with:

Computershare Trust Company of Canada
Shareholder Services
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1

Telephone: 1-800-564-6253
investorcentre.com

Stock exchanges
CN common shares are listed on the Toronto and New York stock exchanges.

Ticker symbols:
CNR (Toronto Stock Exchange)
CNI (New York Stock Exchange)

Investor relations
Paul Butcher
Vice-President, Investor Relations
Telephone: 514-399-0052

Head office
Canadian National Railway Company
935 de La Gauchetière Street West
Montreal, Quebec H3B 2M9

P.O. Box 8100
Montreal, Quebec H3C 3N4

4 CN 2018 ANNUAL REPORT

SELECTED RAILROAD STATISTICS – unaudited

	2018	2017	2016
Financial			
Key financial performance indicators			
Total revenues *($ millions)*	**14,321**	13,041	12,037
Rail freight revenues *($ millions)*	**13,548**	12,293	11,326
Operating income *($ millions)* (1)	**5,493**	5,243	5,032
Net income *($ millions)*	**4,328**	5,484	3,640
Adjusted net income *($ millions)* (2)	**4,056**	3,778	3,581
Diluted earnings per share *($)*	**5.87**	7.24	4.67
Adjusted diluted earnings per share *($)* (2)	**5.50**	4.99	4.59
Free cash flow *($ millions)* (3)	**2,514**	2,778	2,520
Gross property additions *($ millions)*	**3,531**	2,703	2,752
Share repurchases *($ millions)*	**2,000**	2,000	2,000
Dividends per share *($)*	**1.82**	1.65	1.50
Financial position			
Total assets *($ millions)*	**41,214**	37,629	37,057
Total liabilities *($ millions)*	**23,573**	20,973	22,216
Shareholders' equity *($ millions)*	**17,641**	16,656	14,841
Financial ratios			
Operating ratio *(%)* (1)	**61.6**	59.8	58.2
Adjusted debt-to-adjusted EBITDA *(times)* (4)	**1.94**	1.75	1.85
Return on invested capital (ROIC) *(%)* (5)	**16.7**	22.4	16.0
Adjusted ROIC *(%)* (5)	**15.7**	15.9	15.8
Operations (6)			
Statistical operating data			
Gross ton miles (GTMs) *(millions)*	**490,414**	469,200	423,426
Revenue ton miles (RTMs) *(millions)*	**248,383**	237,098	214,327
Carloads *(thousands)*	**5,976**	5,737	5,205
Route miles *(includes Canada and the U.S.)*	**19,500**	19,500	19,600
Employees *(end of year)*	**25,720**	23,945	22,249
Employees *(average for the year)*	**25,423**	23,074	22,322
Key operating measures			
Rail freight revenue per RTM *(cents)*	**5.45**	5.18	5.28
Rail freight revenue per carload *($)*	**2,267**	2,143	2,176
GTMs per average number of employees *(thousands)*	**19,290**	20,335	18,969
Operating expenses per GTM *(cents)* (1)	**1.80**	1.66	1.65
Labor and fringe benefits expense per GTM *(cents)* (1)	**0.58**	0.54	0.57
Diesel fuel consumed *(US gallons in millions)*	**462.7**	441.4	398.9
Average fuel price *($/US gallon)*	**3.32**	2.74	2.34
GTMs per US gallon of fuel consumed	**1,060**	1,063	1,061
Car velocity *(car miles per day)*	**188**	211	236
Through dwell *(hours)* (7)	**8.3**	7.7	6.9
Through network train speed *(miles per hour)* (7)	**18.0**	20.3	22.5
Locomotive utilization *(trailing GTMs per total horsepower)*	**208**	225	230
Safety indicators (8)			
Injury frequency rate *(per 200,000 person hours)*	**1.81**	1.83	1.70
Accident rate *(per million train miles)*	**2.02**	1.83	1.42

(1) *The Company adopted Accounting Standards Update (ASU) 2017-07: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost in the first quarter of 2018 on a retrospective basis. Comparative figures have been adjusted to conform to the current presentation. For additional information, see Note 2 - Recent accounting pronouncements to CN's 2018 Annual Consolidated Financial Statements available on CN's website, Fourth Quarter and Full-Year Results at* ***cn.ca/financial-results***.

(2) *For an explanation of these non-GAAP measures, see the section entitled Adjusted performance measures in the Management's Discussion and Analysis in CN's annual report available on CN's website, Fourth Quarter and Full-Year Results at* ***cn.ca/financial-results***.

(3) *For an explanation of this non-GAAP measure, see the section entitled Liquidity and capital resources - Free cash flow in the Management's Discussion and Analysis in CN's annual report available on CN's website, Fourth Quarter and Full-Year Results at* ***cn.ca/financial-results***.

(4) *For an explanation of this non-GAAP measure, see the section entitled Liquidity and capital resources - Adjusted debt-to-adjusted EBITDA multiple in the Management's Discussion and Analysis in CN's annual report available on CN's website, Fourth Quarter and Full-Year Results at* ***cn.ca/financial-results***.

(5) *For an explanation of these non-GAAP measures, see the section entitled Return on invested capital (ROIC) and Adjusted ROIC in the Management's Discussion and Analysis in CN's annual report available on CN's website, Fourth Quarter and Full-Year Results at* ***cn.ca/financial-results***.

(6) *Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of these indicators are provided on our website,* ***cn.ca/glossary***.

(7) *The Company no longer reports Terminal dwell and Train velocity and has replaced these measures with Through dwell and Through network train speed, respectively. Comparative figures have been adjusted to conform to the current presentation.*

(8) *Based on Federal Railroad Administration (FRA) reporting criteria.*

5 CN 2018 ANNUAL REPORT

935 de La Gauchetière Street West Montreal, Quebec H3B 2M9 cn.ca

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: May 1, 2019	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel